SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/29/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
350,723

8. SHARED VOTING POWER
174,133

9. SOLE DISPOSITIVE POWER
524,856
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
524,856

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.68%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed April 29, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 7, 2010 there were 11,212,000 shares of common stock outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos beneficially own an aggregate of 524,856 shares of KEF or 4.68% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Dakos or with clients.

c) Since the last filing on 10/12/10 the following shares of KEF were sold:

DATE			SHARES		PRICE
11/17/10		26,370		11.5046
11/18/10		1,100		11.8500
11/19/10		9,200		11.8323
11/22/10		3,771		11.8585
11/23/10		50,000		11.3562
11/24/10		19,229		11.6802
11/29/10		33,875		11.3719
11/30/10		34,850		11.3748
12/01/10		57,100		11.7357




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/2/2010


By: /S/ Andrew Dakos
Name:   Andrew Dakos